Helena Lee Assistant General Counsel Direct Line: (310) 772-6259 Fax: (310) 772-6569 E-mail: hlee@sunamerica.com

Via EDGAR and Electronic Mail

April 13, 2017

Patrick Scott

Attorney-Adviser

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 10 and Amendment No. 10 on Form N-4

File Numbers: 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 14 and Amendment No. 14 on Form N-4

File Numbers: 333-178841 and 811-08810

The Variable Annuity Life Insurance Company Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 7 and Amendment No. 234 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Mr. Scott:

Thank you for your verbal comments provided on March 31, 2017 regarding the post-effective amendments to Registration Statements on Form N-4 (Version A) as referenced above. We are filing post-effective amendments for these registration statements (without financial statements) to address and incorporate your verbal comments.

1.	Representation

a.	Comment – Confirm that the company continues to be primarily responsible for paying any guarantees associated with the contract and that there are no guarantees as to other obligations under the contract and whether there are any support agreements with third parties pertaining to the capitalization of the company.

Patrick Scott

April 13, 2017

Response – We do not have support agreements with third parties pertaining to the capitalization of the company. The company continues to be primarily responsible for paying any guarantees associated with the contract, and this representation language is disclosed in the prospectus on page 55 (now 58) in the first paragraph of the GENERAL ACCOUNT section as follows:

“The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.”

2.	Glossary (Page 3)

a.	Comment – Please clarify that the definition of “Market Close” is limited to business days excluding holidays.

Response – We have revised the definition of “Market Close” in the Glossary as follows:

“Market Close - The close of the New York Stock Exchange on business days, excluding holidays, usually at 1:00 p.m. Pacific Time.”

3.	Highlights (Page 4)

a.	Comment – If possible, please add page numbers to your cross references, i.e., “Please see ANNUITY INCOME OPTIONS.”

Response – Our prospectuses are typeset, so we are unable to determine page numbers until the time of printing. Respectfully, we are unable to include page numbers in our cross-references.

4.	Fee Table (Page 6)

a.	Comment – Please confirm that you will fill in all bracketed numbers in the fee table on your next filing.

Response – We confirm that we will fill in all bracketed numbers in the fee table in our next post-effective amendment filing.

5.	Fee Table (Page 6)

a.	Comment – Will you be changing the maximum annual fee rates? If so, please disclose the rates prior to May 1, 2017.

Response – We are not changing the maximum annual fee rates and we will include the maximum annual fee rates in our next post-effective amendment filing.

6.	Nursing Home Waiver (Page 24)

a.	Comment – Please revise your reference to the State Contract Availability and/or Variability Appendix to remove the word “below,” as it is not in the body of the prospectus.

Patrick Scott

April 13, 2017

Response – We have removed the word “below” as requested.

7.	Polaris Income Plus Daily (Page 25)

a.	Comment – Please make clear that the ability to step-up to the Minimum Income Base is only available to prospective contract owners.

Response – We have revised the language to clarify that the ability to step-up to the Minimum Income Base is only available to contract owners that purchase the contract on or after May 1, 2017. Additionally, we have revised the appendix for LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2017 to include all applicable disclosure for the Polaris Income Plus Daily living benefit for contracts issued prior to May 1, 2017.

8.	Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage Table (Page 29)

a.	Comment – Please make clear the effective date of the percentages in the tables, as well as the investment restrictions connected with these features, are disclosed. Please add a cross-reference to the appendix where contract owners can find past Maximum Annual Withdrawal Percentages and Protected Income Payment Percentages.

Response – The tables and the investment requirements are applicable to contracts owners that purchase the contract on or after May 1, 2017. Additionally, we have included the applicable disclosure to contract owners who purchased the living benefit features prior to May 1, 2017 in the LIVING BENEFIT FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2017 Appendix with date ranges indicated for the withdrawal percentages and investment requirements applicable to those contract owners.

9.	Optional Polaris Income Daily Fee (Page 35)

a.	Comment – Are the fee rates changing? If so, please disclose the fees imposed prior to May 1, 2017.

Response –The initial fee rate is changing from 1.10% to 1.25% (single life) and 1.35% to 1.45% (joint life). The maximum fee rate remains the same. The fee rate applicable to contract owners who purchased Polaris Income Plus Daily prior to May 1, 2017 is included in the LIVING BENEFIT FOR CONTRACTS ISSUED PRIOR TO MAY 1, 2017 Appendix. We have also added a cross-reference to this Appendix.

10.	Legal Proceedings (Page 56)

a.	Comment – Please confirm that this section has been updated.

Response – This section will be updated as of April 21, 2017.

11.	Living Benefits for Contracts Issued Prior to May 1, 2017 (Appendix G)

a.	Comment – Please add disclosure addressing the details of the living benefit features from February 6, 2017 to May 1, 2017.

Patrick Scott

April 13, 2017

Response – We have revised disclosure in the living benefit appendix to include all details of the living benefit features offered prior to May 1, 2017.

We will file any further revisions and all relevant exhibits and financial statements in the next post-effective amendment to the Registration Statements on or about April 25, 2017.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee